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Exhibit 4.1
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CONSULTING AGREEMENT


         This Consulting Agreement (this "Agreement") is entered into effective as of September 20, 2001 between RCN Corporation, a Delaware Corporation (the "Company"), and Walter Scott, Jr. (the "Consultant").

         WHEREAS, in addition to obtaining the Consultant's valuable service as a member of the Company's Board of Directors, the Company also desires to obtain the benefit of the Consultant's knowledge and experience by retaining him as a consultant; and

         WHEREAS, the Consultant desires to accept such position upon the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the adequacy and sufficiency of which are hereby acknowledged, the Company and the Consultant hereby agree as follows:

1. DUTIES: The Consultant shall render such consulting services to the Company as the Chief Executive Officer (the "CEO") or the Board of Directors of the Company (the "Board") shall reasonably request of the Consultant. The Consultant shall devote his best efforts and attention in performing his consulting services and will render services relating to (i) debt reduction activities,
(ii) assisting the CEO in reviewing market business plans to help assure positive cash flow in markets, (iii) reviewing and assisting management in preparing the Company's financial plan to help assure efficiencies are realized, including relating to engineering and construction, operations and sales and marketing, (iv) assisting the CEO in seeking strategic partners, (v) reviewing with the CEO and President of Customer and Field Operations the organizational structure and necessary changes to help improve efficiencies and reduce expenses, and (vi) such other duties as may be requested by the Board or the CEO from time to time.

2. LOCATION: The Consultant shall render his consulting services at the Company's offices or at any other mutually agreeable location.

3.   COMPENSATION: The Consultant will be compensated by the Company as follows:

     a. Fees: The Consultant will receive no cash fees in respect of his consulting services.

     b. Equity Compensation: The Consultant was granted 500,000 Outperform Stock Options under the Company's 1997 Equity Incentive Plan (the "1997 Plan") on September 20, 2001. The Consultant shall also be eligible to receive a grant of 250,000 Outperform Stock Options under the 1997 Plan (or any successor thereto), subject to the attainment of certain performance objectives as determined by the


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          Compensation Committee of the Company's Board of Directors. If the
          additional 250,000 Outperform Stock Options are granted, such options shall be (i) granted at a per share initial exercise price of $1.95 (subject to Section 15 of the 1997 Plan ( "Changes in Capital Structure")), (ii) fully vested on the date of grant and (iii) subject to the terms and conditions of a stock option agreement substantially similar to the stock option agreement attached as Exhibit A hereto.

     c. Expenses: The Company shall reimburse the Consultant for all expenses reasonably incurred by the Consultant in the performance of his consulting services hereunder. The Consultant shall provide the Company with appropriate documentation in respect of such expenses.

     d. Benefits: The Consultant will not be entitled to any Company provided employee benefits (e.g., group health insurance, vacation, sick leave, severance or 401(k) participation).

4. TERMINATION: This Agreement shall be terminable by either party hereto at any time upon 30 days' written notice to the other party.

5. NOTICE: Any notice given hereunder shall be in writing and shall be deemed to have been given when delivered by messenger or courier service (against appropriate receipt), or mailed by registered or certified mail (return receipt requested), addressed as follows:

If to the Company:
RCN Corporation
105 Carnegie Center
Princeton, New Jersey 08540
Attn:  General Counsel

If to the Consultant:
Walter Scott, Jr.
1000 Kiewit Plaza
Omaha, Nebraska  68132

or at such other address as shall be indicated to the other party hereto in writing. Notice of change of address shall be effective only upon receipt.

6. INTERPRETATION: This Agreement shall be interpreted in accordance with and governed by the laws of the State of Delaware without reference to its conflict of laws principles.

7. SEVERABILITY: The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity

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or enforceability of any other provision hereof, which shall remain in full force and effect.

8. ASSIGNMENT: This Agreement may not be assigned by either party hereto without the prior written consent of the other party, except that the Company may assign this Agreement to a corporation succeeding to substantially all the assets or business of the Company whether by merger, consolidation, acquisition, or otherwise.

9. COUNTERPARTS: This Agreement may be executed in one or more counterparts, which, together, shall constitute one and the same agreement.

10. MODIFICATION: This Agreement may only be modified or amended by a supplemental written agreement signed by the Consultant and an authorized officer of the Company.

11. ENTIRE AGREEMENT: This Agreement together with the option agreements referred to herein constitute the entire agreement between the Consultant and the Company regarding the terms and conditions of the consultancy, and supersede all prior negotiations, representations or agreements between the Consultant and the Company regarding the Consultant's consultancy, whether written or oral.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first set forth above.


RCN CORPORATION


By: /s/ David C. McCourt

Name: David C. McCourt

Title: Chairman and
Chief Executive Officer

WALTER SCOTT, JR.

/s/  Walter Scott, Jr.